BEIJING DATANG POWER GENERATION COMPANY LIMITED
482 GUANGANMENNEI AVE., XUANWU DISTRICT
BEIJING, 100053
PRC

BEIJING DATANG POWER GENERATION COMPANY LIMITED

[May, 20], 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Beijing Datang Power Generation Company Limited
Rule 12g3-2(b) Materials
File No. 82-5186

Dear Sirs or Madams:

On behalf of Beijing Datang Power Generation Company Limited (the "Company"), I enclose the following materials pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company:

1. [Further Notice of H Share Meeting, published [April 22, 2002]

2. [Resolution Passed at the Annual General Meeting for the Year 2001, published [April 23], 2002]

3. [Announce of 2002 Interim Results [August 14], 2002]

4. [Discloseable Transaction [October 21], 2002]

5. [Announce of 2002 Annual Results [March 3], 2003]

6. [Notice of Extraordinary General Meeting [March 3], 2003]

7. [Restructuring of the Power Generation Industry in PRC and Proposed Change of Controlling Shareholder [March 6], 2003]

8. [Clarification Announcement [March 19], 2003]

9. [Announcement [April 22], 2003]

10. [Restructuring of the Power Generation Industry in the PRC [April 24], 2003]

11. [Notice of Annual General Meeting for the Year 2002 [May 8], 2003]

12. [Proposal for Shareholders' Approval to Extend the Effective Period of the Special Resolutions Passed on 10 May, 2002 in Relation to the Issue of Bonds Convertible into New H Shares of the Company; Notice of Extraordinary General Meeting & Notice of H Class Meeting [May 9], 2003]

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us.

Very truly yours,

Yang Hong Ming
Corporate Secretary

Enclosures



BEIJING DATANG POWER GENERATION COMPANY LIMITED
北京大唐發電股份有限公司

(A sino-foreign joint venture joint stock limited company incorporated in the People's Republic of China)

Further Notice of H Class Meeting

A class meeting of the holders of RMB denominated ordinary shares of RMB1.00 each in the registered capital of the Company which are subscribed for and traded in Hong Kong dollars ("H Shares") is scheduled to be held on 10 May, 2002 at 10:00 a.m. (or as soon thereafter as the extraordinary general meeting of the Company convened on the same day and at the same place shall have been concluded or adjourned), at the conference room of the Company, 8/F, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China ("H Class Meeting"). As at 18 April 2002, due to the number of H Shares carrying voting rights represented by holders of H Shares intending to attend the H Class Meeting does not reach one half or more of the total number of H Shares of the Company, the H Class Meeting cannot be convened as scheduled. According to Article 82 of the Articles of Association of the Company, *notice is hereby given once again that the H Class Meeting will be held at the same venue* at 10:00 a.m. (or as soon thereafter as the extraordinary general meeting of the Company convened on the same day and at the same place shall have been concluded or adjourned) on 10 May, 2002 as originally scheduled.

The forms of proxy for the use by holders of H shares and notice of attendance delivered to the Company according to Note (D) and Note (E) of the original notice convening the H Class Meeting shall remain valid and effective.

Please refer to the original notice convening the H Class Meeting which is set out below for other information concerning the H Class Meeting.

"Notice of H Class Meeting

NOTICE IS HEREBY GIVEN that a class meeting of the holders of RMB denominated ordinary shares of RMB1.00 each in the registered capital of the Company which are subscribed for and traded in Hong Kong dollars ("H Shares") will be held on 10 May, 2002 at 10:00 a.m. (or as soon thereafter as the extraordinary general meeting of the Company convened on the same day and at the same place shall have been concluded or adjourned), at the conference room of the Company, 8/F, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China (the "PRC") to consider and, if thought fit, to pass the following resolutions as special resolutions (the "H Class Meeting"):

(1) "**THAT** subject to the passing of special resolutions (2) and (3) below and conditional upon:

(a) approvals being granted by the shareholders of the Company by way of special resolutions at an extraordinary general meeting (the "Extraordinary General Meeting") and the holders of RMB denominated ordinary shares with a nominal value of RMB1.00 each in the registered capital of the Company ("Domestic Shares") by way of special resolutions at a class meeting of holders of Domestic Shares (the "Domestic Class Meeting"); and

(b) such approvals or consents being granted by the relevant PRC regulatory authorities for the issue of the Convertible Bonds (as defined below) and new H Shares to be issued upon the exercise (if any) from time to time of the conversion rights attached to the Convertible Bonds (as defined below),

the Company may issue up to US$300,000,000 in principal amount of bonds convertible into new H Shares on such terms and conditions as the Directors determine (the "Convertible Bonds") and the Directors be and are hereby authorized to issue the Convertible Bonds, such authority to expire twelve months after the date of this H Class Meeting unless otherwise revoked or varied by the shareholders of the Company at a general meeting or by holders of H Shares or holders of Domestic Shares at their respective class meetings."

(2) "**THAT** subject to the passing of special resolution (1) above and special resolution (3) below, the Company may increase the registered capital of the Company and make all appropriate and necessary amendments to the articles of association of the Company at any time as the Directors think fit in order to reflect the increase in the registered capital of the Company upon conversion (if any) of the Convertible Bonds, and the Directors be and are hereby authorized to carry out such increase, to make such amendments, to attend to and handle all necessary procedures and registrations regarding the amendments to the registered capital and articles of association of the Company."

(3) "**THAT** subject to the passing of special resolutions (1) and (2) above and conditional upon (a) approvals being granted by the shareholders of the Company by way of special resolutions at the Extraordinary General Meeting and the holders of Domestic Shares by way of special resolutions at the Domestic Class Meeting; and (b) the issue of Convertible Bonds, the Company may issue and the Directors be and are hereby authorised to issue from time to time and in accordance with the terms and conditions of the Convertible Bonds, such number of new H Shares as may be required to be issued pursuant to the exercise of the conversion rights (if any) attached to the Convertible Bonds."

By order of the Board of Directors
Yang Hongming
Executive Director and Company Secretary

25 March, 2002, Beijing, China

Notes:

(A) Holders of H Shares are reminded that pursuant to Article 37 of the articles of association of the Company, the register of shareholders of the Company will be closed from 11 April, 2002 to 10 May, 2002, both days inclusive, during which period no transfer of shares will be registered. Holders of H Shares, whose names appear on the register of shareholders of the Company on 11 April, 2002 are entitled to attend the H Class Meeting and to vote thereat.

(B) Any holders of H Shares entitled to attend and vote at the H Class Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(C) Where a holder of H Shares appoints more than one proxy, his proxies may only vote in a poll.

(D) To be valid, the proxy forms for the use of holders of H Shares and, if such proxy is signed by a person on behalf of the appointor pursuant to a power of attorney or other authority, a notarised copy of that power of attorney or other authority must be delivered to the Company's H Share Registrar, Central Registration Limited at Room 1901-5, Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong not less than 24 hours before the time scheduled for holding the H Class Meeting.

(E) Holders of H Shares who intend to attend the H Class Meeting are required to return the notices of attendance to the Company's H Share Registrar, Central Registration Limited at Room 1901-5, Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong on or before 18 April, 2002 (3 weeks before the day of meeting).

(F) Completion and return of the proxy forms and notices of attendance will not affect the right of holders of H Shares to attend and vote at the H Class Meeting.

(G) The H Class Meeting is expected to last for half an hour. Holders of H Shares and their proxies attending the H Class Meeting shall be responsible for their own transportation and accommodation expenses."

By order of the Board of Directors
Yang Hongming
Executive Director and Company Secretary

22 April, 2002, Beijing, China



北京大唐发电股份有限公司

BEIJING DATANG POWER GENERATION COMPANY LIMITED

(A Sino-foreign Joint Stock Limited Company incorporated in the People's Republic of China with limited liability)

Resolutions Passed at the Annual General Meeting for the Year 2001

The annual general meeting (the "Annual General Meeting") of Beijing Datang Power Generation Company Limited (the "Company") for the year 2001 was held at Cuiyuehu Hotel, Dujiangyan, Chengdu, Sichuan Province, the PRC on 23rd April 2002. Shareholders and proxies appointed by shareholders, representing 4,087,640,366 shares of the Company which accounted for 79.17% of total shares with voting rights, attended the Annual General Meeting. The meeting was validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of Association of the Company.

At the Annual General Meeting, the following resolutions were considered and approved:

Resolutions passed as ordinary resolutions:

1. approval of the report of the Board of Directors of the Company for the year 2001;

2. approval of the report of the Supervisory Committee of the Company for the year 2001;

3. approval of the financial report of the Company for the year 2001;

4. approval of the profit distribution plan of the Company for the year 2001;

5. approval of the re-appointment of Arthur Andersen·Hua Qiang Certified Public Accountants (or the company or accounting firm formed after the merger with PricewaterhouseCoopers Zhong Tian CPAs. Co. Ltd.) as the Company's domestic auditors and Arthur Andersen & Co (or the company or accounting firm formed after the merger with PricewaterhouseCoopers) as the Company's international auditors for a term up to the holding of the Annual General Meeting for the year 2002, and authorisation of the Board of Directors to determine their remunerations;

Resolution passed as a special resolution:

1. approval of the renewal of the mandate to authorise the Board of Directors to determine the issue of new shares of an amount not exceeding 20% of the total share capital of the Company.

By Order of the Board
Zhai Ruoyu
Chairman

Chengdu, 23rd April 2002



北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION CO. LTD

(A Sino-foreign Joint Venture Limited Company incorporated in the People's Republic of China)

Announcement of 2002 Interim Results

I. INTERIM RESULTS

The board of directors (the "Board") of Beijing Datang Power Generation Company Limited (the "Company") hereby announces the unaudited operating results of the Company and its subsidiaries for the six months ended 30th June 2002 (the "Period") prepared in conformity with International Accounting Standards ("IAS"). Such results have been reviewed and confirmed by the Audit Committee of the Company.

The Company's operating revenue for the Period amounted to approximately Rmb3,491,543,000. Net profit was approximately Rmb601,318,000. Earnings per share amounted to approximately Rmb0.12.

The Board is satisfied with the above results. Please refer to the unaudited condensed consolidated income statement extracted from the unaudited condensed financial statements, set out below for detailed operating results.

CONDENSED CONSOLIDATED INCOME STATEMENT (Unaudited)
FOR THE SIX MONTHS ENDED 30TH JUNE 2002
(Amounts expressed in thousands of Rmb, except per share data)

		Six months ended 30th June	
	Note	**2002**	**2001**
Operating revenue	2	3,491,543	3,134,598
Operating costs	6	(2,473,133)	(2,039,859)
Operating profit		1,018,410	1,094,739
Share of profit of associates		3,718	—
Interest income		48,153	76,242
Financial costs	6	(236,584)	(84,568)
Profit before taxation		833,697	1,086,413
Taxation	3	(277,565)	(363,854)
Profit after taxation		556,132	722,559
Minority interests		45,186	5,721
Net profit		601,318	728,280
Earnings per share, basic (Rmb)	4	0.12	0.14

1. **Principal accounting policies**

The condensed consolidated financial statements are prepared in accordance with IAS 34 "Interim Financial Reporting" and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The principal accounting policies adopted for the preparation of the condensed consolidated financial statements as at and for the six months ended 30th June 2002 are consistent with those adopted for the preparation of the financial statements as at and for the year ended 31st December 2001.

2. **Operating revenue**

Operating revenue represents amount of tariffs billed for electricity generated and transmitted to the substantial shareholder, North China Power Group Company ("NCPGC"). Tariff revenues are recognised upon billing and transmission of electricity to the power grid controlled and owned by NCPGC.

3. **Taxation**

	Six months ended 30th June	
	2002	**2001**
	'000	*'000*
PRC enterprise income tax		
- Current tax	339,918	363,854
- Deferred tax	(62,353)	—
	277,565	363,854

Enterprise income tax is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes. The applicable enterprise income tax rate in the People's Republic of China (the "PRC") for the Company and its subsidiaries is 33%.

4. **Earnings per share**

The calculation of basic earnings per share for the six months ended 30th June 2002 was based on net profit of approximately Rmb601,318,000 (2001 — Rmb728,280,000) and on the weighted average number of 5,162,849,000 shares which is calculated on the basis of 3,732,180,000 domestic shares and 1,430,669,000 overseas shares.

No diluted earnings per share was presented, as there were no dilutive potential ordinary shares outstanding for the six months ended 30th June 2002 and 2001.

5. **Profit appropriations**

Dividends

On 5th March 2002, the Board proposed a dividend of Rmb0.17 per share, totalling approximately Rmb877,684,000 for the year ended 31st December 2001. The proposed dividends distribution was approved by the shareholders of the Company in the general meeting held on 23rd April 2002.

Reserves

The following reserve transfer have been made for the six months ended 30th June 2002:

a) approximately Rmb65,693,000, which represented 10% of the profit after taxation determined based on the financial statements prepared in accordance with the PRC accounting standards and regulations ("PRC GAAP"), have been appropriated to each of the statutory surplus reserve and statutory public welfare fund;

b) approximately Rmb16,180,000 has been transferred from the restricted reserve which is specifically set up to reflect the reduction of the statutory public welfare fund under PRC GAAP, to retained earnings. This amount represented amortisation of deferred housing benefits for the period; and

c) approximately Rmb480,685,000 has been appropriated from the retained earnings to the discretionary surplus reserve as it is the Company's current policy to transfer all unappropriated retained earnings to the discretionary surplus reserve.

6. **Supplemental financial information**

	Six months ended 30th June	
	2002	2001
	'000	'000
Interest expenses	243,108	218,032
Less: amount capitalised in property, plant and equipment	(103,756)	(133,464)
	139,352	84,568
Fair value loss on financial instrument	97,232	—
Financial costs	236,584	84,568
Cost of inventories		
- fuel costs	1,094,233	932,600
- materials and supplies	22,723	15,380
Depreciation and amortisation	666,358	524,685
Dividend income	(7,107)	(5,479)

II. MANAGEMENT DISCUSSION AND ANALYSIS

The PRC recorded a GDP growth of 7.8% during the Period. Driven by domestic economic growth, power demand increased substantially, with the aggregate power consumption having grown by 8.91% as compared to the corresponding period last year. Power generation by the Company and its subsidiaries during the Period increased by 12.84% as compared to the corresponding period last year, while operating revenue grew by 11.39% as compared to the corresponding period last year. Operating profit of the Company decreased by 7.0%, due to the increase of power generation costs caused by coal price increase and depreciation of new generation units of the Company and its subsidiaries. Coupled with the factors of additional interest expenses for newly commissioned generation units and the fair value loss relating to interest spreads in US Dollar swap contract, consolidated net profit of the Company and its subsidiaries decreased by Rmb126,962,000 during the Period.

1. Operating conditions

During the Period, the Company and its subsidiaries' operating installed capacity was 6,170MW and total power generation amounted to 14,045,672MWh, representing a 12.84% growth as compared to the corresponding period last year. On-grid power generation during the Period amounted to 13,067,932MWh, representing a 13.01% growth as compared to the corresponding period last year. The increase in power generation and on-grid power generation was mainly attributable to: (1) the increase in power generating capacity with the commercial operation of Unit 8 (300MW) at Zhang Jia Kou Power Plant ("Zhang Jia Kou") and Unit 1 (600MW) at Datang Panshan Power Plant ("Datang Panshan"); (2) rising power demand in the Beijing-Tianjin-Tangshan ("BTT") area marked by a 6.89% increase during the Period; and (3) safe and stable operation of existing units with high operating levels reflected by an equivalent availability factor of 93.89% for the Period.

2. **Business expansion**

The Company continued to implement a pro-active expansion strategy during the Period, while enhancing management of construction in progress ("CIP") and preparatory works. The current status of CIP and preliminary works in which the Company owns controlling stakes is as follows:

- Units 1 and 2 of Datang Panshan (2X600MW) commenced commercial operation in January and July 2002, respectively.

- The two units of Datang Tuoketuo Power Plant ("Datang Tuoketuo") Phase I (2X600MW) in Inner Mongolia are currently undergoing installation, with the first unit expected to integrate into the power grid in 2003. The feasibility study report and project commencement report of Phase II (2X600MW) has been approved by the State Planning and Development Commission ("SPDC") and construction is expected to begin on 20th August 2002.

- The feasibility study report and project commencement report for Datang Shentou Power Plant (2X500MW) has been approved by SPDC and construction is expected to begin on 20th August 2002.

- The feasibility study report for Datang Pingwang Thermal Power Plant (2X200MW) has been approved by the State Economic and Trade Commission ("SETC") and construction is expected to begin within the year.

- Phase I of the technological upgrade works of one 300MW unit at Datang Tangshan Thermal Power Plant has been approved by SETC and construction is expected to begin within the year.

- The feasibility study report for Datang Liancheng Power Plant (2X300MW) has been submitted to SPDC for approval.

- The project proposal for Datang Honghe Power Generation (2X300MW) was approved last year and the project is currently undergoing feasibility study.

3. **Financial Analysis**

(1) *Operating Results*

During the Period, the Company and its subsidiaries recorded consolidated operating revenue of approximately Rmb3,491,543,000, net profit of approximately Rmb601,318,000 and earnings per share of approximately Rmb0.12.

The four wholly-owned power plants (with a total operating capacity of 4,950MW) maintained a relatively high profit level as a result of increased power generation as well as tariff adjustments for Units 6-8 of Zhang Jia Kou and other profit-enhancing factors such as reduction in water consumption. However, the increased depreciation of fixed assets during the Period after Unit 8 of Zhang Jia Kou and Unit 1 of Datang Panshan had been commissioned and the increase in coal price have offset the continuous profit growth of the Company. As a result, operating profit of the Company showed a 7.0% decrease as compared to the corresponding period last year. In addition, taking into account the

additional interest expenses for newly commissioned generation units and the fair value loss relating to interest spreads in US Dollar swap contract of Datang Tuoketuo, the combined net profit of the Company and its subsidiaries for the Period decreased by approximately Rmb126,962,000.

(2) *Financial Conditions*

As at 30th June 2002, total assets of the Company and its subsidiaries amounted to approximately Rmb24,921,772,000, representing an increase of approximately Rmb1,731,729,000 as compared to that as at 31st December 2001. Total liabilities amounted to approximately Rmb10,660,969,000, representing an increase of Rmb1,853,167,000 as compared to that as at 31st December 2001. Minority interests amounted to Rmb684,818,000, representing an increase of Rmb154,928,000 as compared to that as at 31st December 2001. Shareholders' equity amounted to approximately Rmb13,575,985,000, representing a decrease of Rmb276,366,000 as compared to that as at 31st December 2001. The growth in the Company's total assets mainly reflected the implementation of the Company's development strategy and the increase in investments in CIP by the Company.

(3) *Liquidity*

As at 30th June 2002, the Company's asset-to-liability ratio (i.e. the ratio between total assets and total liabilities, excluding minority interests) was 42.78%. The net debt-to-equity ratio (i.e. (total debt - cash and cash equivalents - short term bank deposits for over 3 months - investments held for trading)/shareholders' equity) was 27.77%.

(4) *Cash*

As at 30th June 2002, the Company had total cash and cash equivalents and short-term bank deposits for over 3 months amounted to approximately Rmb3,974,831,000, among which the equivalent of approximately Rmb2,136,842,000 of deposits was held in foreign currencies. The Company had no trust deposits or overdue fixed deposit during the Year.

(5) *Borrowings*

As at 30th June 2002, the Company had short-term loans of approximately Rmb547,500,000 at an annual interest rate of 5.04% to 5.85%. Long-term loans (excluding those repayable within 1 year) amounted to approximately Rmb7,035,268,000 and long-term loans repayable within 1 year amounted to approximately Rmb368,974,000 at annual interest rates of 2.87% to 6.21%, including US Dollars loans equivalent to approximately Rmb1,688,932,000.

As at 30th June 2002, the Company provided guarantee of approximately Rmb3 billion for loan facilities granted to its subsidiaries. The Company did not provide any form of guarantee for any company other than its subsidiaries.

4. **Future Prospects**

The current economic growth is supported by the PRC's pro-active financial policy, a prudent monetary policy and flexible economic leverages and adjustments, and the upturn of the global economy, which have also laid solid foundations for long-term growth in the future. The positive effects of the PRC's entry into WTO and the hosting of the 2008 Olympic Games have begun to

emerge. The implementation of strategies for "West China development" and "West-to-East power transmission" will be conducive to the sustained economic growth in the PRC. The Company's business expansion shall also benefit from the continued domestic economic growth, although its results might be affected by the increase in fuel costs and the increase of depreciation of fixed assets caused by the commission of new generation units. In view of this, the Company shall proceed with its projects in a pro-active manner in accordance with the operating targets set by the Board at the beginning of the year and leverage on our advantages by fully utilising the market environment and the reform of the power industry in order to procure ongoing expansion both in the domestic and international market. Meanwhile, we will continue to consolidate corporate fundamentals in a pragmatic manner by controlling costs, enforcing production safety, and ensuring fulfillment of annual power generation plans, with a view to seeking better profitability.

III. SHARE CAPITAL AND DIVIDENDS

1 Share Capital

No new shares were issued by the Company during the Period. As at 30th June 2002, the total share capital of the Company amounted to Rmb5,162,849,000, divided into 5,162,849,000 shares each with a nominal value of Rmb1.00.

2 Substantial Shareholders

Substantial shareholders who were interested in more than 10% of the shares of the Company during the Period were as follows:

Name of shareholder	**Class of shares**	**Number of shares**	**Percentage of shares capital held** *(%)*
North China Power Group Company	Domestic Shares	1,828,768,200	35.43
Beijing International Power Development and Investment Company	Domestic Shares	671,792,400	13.01
Hebei Construction Investment Company	Domestic Shares	671,792,400	13.01
Tianjin Jinneng Investment Company	Domestic Shares	559,827,000	10.84

3 Dividends

Pursuant to a resolution at the Board meeting on 5th March 2002 and as approved at the Annual General Meeting held on 23th April 2002, the Company declared a dividend of Rmb0.17 for the year 2001 payable to the shareholders of the Company whose names appear on the Company's register of members as at 21st March 2002. Such dividend has been distributed before 28th June 2002. Dividends paid to domestic shares shareholders were declared and paid in Rmb. Dividends paid to overseas shares ("H Shares") shareholders were declared in Rmb and paid in Hong Kong Dollars.

The Board does not recommend the payment of any interim dividend for 2002.

4 **Shareholdings of the directors and supervisors**

At any time during the Period, none of the directors, supervisors, their spouses and children under 18 years old held or owned the interest of any equity or debt securities of the Company or any of its associated corporations (as defined in the Securities (Disclosure of Interests) Ordinance) or was granted the right to subscribe for or purchase equity or debt securities of the Company or any of its associated corporations.

IV. PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Period, the Company had not purchased, sold or redeemed any of the its listed securities.

V. SIGNIFICANT MATTERS

At the Annual General Meeting 2001 held on 23rd April 2002, the Board was granted the authority to issue new shares in the Company not exceeding 20% of its share capital.

At the Extraordinary General Meeting 2002, Class Meeting for holders of H Shares and Class Meeting for holders of domestic shares held on 10th May 2002, the Board were granted the authority to issue US Dollars overseas convertible bonds of up to US$300 million.

VI. CODE OF BEST PRACTICE

During the Period, the Company had complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules.

VII. THE AUDIT COMMITTEE

The Audit Committee has reviewed together with the management the accounting principles, accounting standards and practices adopted by the Company, and has discussed internal controls and has reviewed the unaudited condensed consolidated financial statements for the six months ended 30th June 2002.

By Order of the Board
Zhai Ruoyu
Chairman

Beijing, 14th August 2002

The interim report of the Company for the six months ended 30th June 2002 containing all the information required by paragraph 46(1) to 46(6) inclusive of Appendix 16 to the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) within 21 days after publication of this announcement.



北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION CO. LTD

(A Sino-foreign Joint Venture Limited Company incorporated in the People's Republic of China)

DISCLOSEABLE TRANSACTION

The Board of the Company wishes to announce that the Company has entered into the Li Xian Jiang Joint Venture Agreement, the Na Lan Joint Venture Agreement and the Ma Lu Tang Agreement.

The Li Xian Jiang Joint Venture Agreement

The Company and Si Mau Asset have entered into the Li Xian Jiang Joint Venture Agreement on 18 October 2002 to establish Li Xian Jiang Company for the purpose of constructing and operating three hydropower stations of the Li Xian Jiang Hydropower Project. Pursuant to the Li Xian Jiang Joint Venture Agreement, the Company and Si Mau Asset agreed to contribute RMB 98,000,000 and RMB 42,000,000 respectively in cash to the registered capital of Li Xian Jiang Company, representing 70% and 30% of such registered capital respectively.

The Na Lan Joint Venture Agreement

The Company, Jin Ping Power and Hua Ke Power have entered into the Na Lan Joint Venture Agreement on 18 October 2002 to establish Na Lan Company for the purpose of constructing and operating the Na Lan Hydropower Project. Pursuant to the Na Lan Joint Venture Agreement, the Company, Jin Ping Power and Hua Ke Power have agreed to contribute RMB 87,727,140, RMB 60,204,900 and RMB 24,001,960 respectively in cash to the registered capital of Na Lan Company, representing 51%, 35% and 14% of such registered capital respectively.

The Ma Lu Tang Agreement

Ma Lu Tang Power was established by seven Chinese companies in September 2001 for the purpose of constructing the Ma Lu Tang Hydropower Project. Pursuant to the Ma Lu Tang Agreement, Ma Lu Tang Power's shareholders and the Company agreed that the Company would contribute RMB 30,000,000 in cash to the registered capital of Ma Lu Tang Power and become one of the shareholders of Ma Lu Tang Power.

The Li Xian Jiang Joint Venture Agreement constitutes a discloseable transaction. A Circular will be despatched to the shareholders with the relevant information. The disclosure of the Na Lan Joint Venture Agreement and the Ma Lu Tang Agreement is for the shareholders' information. The trading of shares of the Company was suspended from 9:30 a.m. on 21 October 2002 pending the issue of this announcement. The shares of the Company have resumed trading from 9:30 a.m. on 22 October 2002.

The Li Xian Jiang Joint Venture Agreement

Date

18 October 2002

Parties

1) The Company
2) Si Mau Asset

Background

The Li Xian Jiang Hydropower Project consists of 3 hydropower stations. The above parties have agreed to establish Li Xian Jiang Company as a joint venture company for the purpose of planning, constructing and operating the 3 hydropower stations of the Li Xian Jiang Hydropower Project (the "Three Hydropower Stations"), namely:

1) *Ya Yang Shan Hydropower Station*

   The estimated total investment amounts to RMB 700,860,000. It is proposed to consist of a set of 3x33 MW hydraulic-turbine generating units.

2) *Long Ma Hydropower Station*

   The estimated total investment amounts to RMB 1,330,000,000. It is proposed to consist of a set of 3x80 MW hydraulic-turbine generating units.

3) *Ju Pu Du Hydropower Station*

   The estimated total investment amounts to RMB 1,022,000,000. It is proposed to consist of a set of 3x80 MW hydraulic-turbine generating units.

The total amount of investment of the Three Hydropower Stations is approximately RMB 3,052,860,000. The final total investment will, however, be in accordance with the amount approved by the relevant government authorities in the PRC.

Major Terms

The registered capital of Li Xian Jiang Company is proposed to be RMB 140,000,000. The Company agreed to contribute towards 70% (RMB 98,000,000) while Si Mau Asset agreed to contribute towards 30% (RMB 42,000,000) of the registered capital of Li Xian Jiang Company. All contributions shall be paid by the parties in cash. Any profits generated by Li Xian Jiang Company will be shared between the Company and Si Mau Asset in accordance with the percentage of their respective shareholdings in Li Xian Jiang Company. The timing and the amount for the injection of *capital shall be decided by the Board of Li Xian Jiang Company at a board* meeting and approved at a shareholders' meeting.

The total investment required by the Li Xian Jiang Hydropower Project is approximately RMB 3,052,860,000 (subject to any adjustment made by the relevant PRC government authorities). The Company and Si Mau Asset agreed that Li Xian Jiang Company will be responsible for obtaining further financing required for the Li Xian Jiang Hydropower Project, in respect of which the Company and Si Mau Asset agreed to guarantee 70% and 30% respectively on a several basis. The Company will comply with the relevant Listing Rules in relation to such guarantee.

The Board of Directors of Li Xian Jiang Company shall consist of seven Directors in total, 4 of which shall be appointed by the Company, 2 of which shall be appointed by Si Mau Asset and 1 of which shall be appointed by and out of the employees of Li Xian Jiang Company.

The Li Xian Jiang Joint Venture Agreement will become effective when all necessary approvals in the PRC have been obtained.

The Directors expect that Li Xian Jiang Company, once established, will be treated as a subsidiary of the Company.

Discloseable Transaction

The Li Xian Jiang Joint Venture Agreement constitutes a discloseable transaction.

The Na Lan Joint Venture Agreement

Date

18 October 2002

Parties

1) The Company
2) Jin Ping Power
3) Hua Ke Power

Background

The Na Lan Hydropower Project consists of a set of 3x45MW hydraulic-turbine generating units. The above parties have agreed to establish Na Lan Company as a joint venture company for the purpose of constructing and operating the Na Lan Hydropower Project.

Major Terms

The registered capital of Na Lan Company is proposed to be approximately RMB 172,014,000, being 20% of the total investment of the Na Lan Hydropower Project. The Company agreed to contribute towards 51% (RMB 86,700,000) while Jin Ping Power agreed to contribute towards 35% (RMB 59,500,000) and Hua Ke Power agreed to contribute towards 14% (RMB 23,800,000) of the registered capital of Na Lan Company. All contributions shall be paid by the parties in cash. Any profits generated by Na Lan Company will be shared between the Company, Jin Ping Power and Hua Ke Power in accordance with the percentage of their respective *shareholdings in Na Lan Company. The timing and the amount for the* injection of capital shall be decided by the Board of Na Lan Company at a board meeting and approved at a shareholders' meeting.

The total investment required by the Na Lan Hydropower Project is approximately RMB 860,070,000 (subject to any adjustment made by the relevant PRC government authorities) and Na Lan Company will be responsible for obtaining further financing, in respect of which the Company, Jin Ping Power and Hua Ke Power agreed to guarantee 51%, 35% and 14% respectively on a several basis. The Company will comply with the relevant Listing Rules in relation to such guarantee.

The Board of Directors of Na Lan Company shall consist of seven Directors in total: 3 of which shall be appointed by the Company, 2 of which shall be appointed by Jin Ping Power, 1 of which shall be appointed by Hua Ke Power and 1 of which shall be appointed by and out of the employees of Na Lan Company.

The Na Lan Joint Venture Agreement will become effective when all necessary approvals in the PRC have been obtained.

The Directors expect that the Na Lan Company will be treated as a subsidiary of the Company.

The Ma Lu Tang Agreement

Date

17 October 2002

Parties

- The Company
- The State Power Corporation — Kunming Exploration and Testing Design Research Institute Labour Union
- Yunnan Wen Shan Power Company Limited
- Wen Shan Pan Long He Hydropower Development Company Limited
- Yunnan Wen Shan Power Industry Company
- Jiang He Rural Electric Development Company Limited
- Wen Shan Water Resource & Hydropower Company Limited
- Wen Shan Zhou Water Resource Power Factory

Background

Ma Lu Tang Power was established by the above parties (except the Company) in September 2001 for the purpose of constructing the Ma Lu Tang Hydropower Project. The total investment of the Ma Lu Tang Hydropower Project amounts to RMB 415,000,000.

Pursuant to the Ma Lu Tang Agreement, the Company and the seven other shareholders of Ma Lu Tang Power agreed that the Company would contribute RMB 30,000,000 to the registered capital of Ma Lu Tang Power and become a shareholder of Ma Lu Tang Power. Any profits generated by Ma Lu Tang Power will be shared between the parties in accordance with the percentage of their respective shareholdings in Ma Lu Tang Power.

The Ma Lu Tang Hydropower Project will consist of a set of 2x50MW hydraulic-turbine generating units.

Major Terms

The Company agreed to contribute RMB 30,000,000 to the registered capital of Ma Lu Tang Power, increasing its registered capital from RMB 100,600,000 to RMB 130,600,000. After the capital injection of RMB 30,000,000 by the Company, the Company will own approximately 22.97% *of the capital of Ma Lu Tang Power. The Ma Lu Tang Agreement is* to be treated as an investment of the Company.

There are currently nine Directors in Ma Lu Tang Power. When the Ma Lu Tang Agreement becomes effective, the Company is entitled to appoint two additional Directors to the Board of Ma Lu Tang Power.

The Ma Lu Tang Agreement will become effective when all necessary approvals in the PRC have been obtained and when the Board of Ma Lu Tang Power and the shareholders of Ma Lu Tang Power have approved it.

There is no provision in the Ma Lu Tang Agreement in relation to how the difference between the total investment and the registered capital of Ma Lu Tang Power is to be financed. The Directors expect that such difference would be financed by third party borrowings.

Reasons for entering into the Agreements

The resources for hydropower construction are abundant in Yunnan and the *investment environment is relatively favourable for newly established* power enterprises in the Western region of the PRC. In support of the development of the Western region, the PRC Government has granted certain favourable policies to such newly established power enterprises. The Li Xian Jiang Hydropower Project, the Na Lan Hydropower Project and the Ma Lu Tang Hydropower Project have been included into Yunnan's Power Construction Project Planning of the Tenth Five-Year Plan and the Eleventh Five-Year Plan.

Entering into the Agreements will enable the Company to participate in the construction and operation of hydropower projects in Yunnan. This will expand the business horizon of the Company and enhance the Company's capability in sustainable development, thus raising the shareholder value of the Company. The Company is funding the three Agreements through its internal resources.

General

All the contractual parties to the Agreements (except the Company) are independent of each other and are not connected with the promoters, directors, supervisors, chief executive, substantial shareholders of the Company or any of their respective associates.

The trading of shares of the Company was suspended from 9:30 a.m. on 21 October 2002 pending the issue of this announcement. The shares of the Company have resumed trading from 9:30 a.m. on 22 October 2002.

Definitions

The Agreements	:	The Li Xian Jiang Joint Venture Agreement, the Na Lan Joint Venture Agreement and the Ma Lu Tang Agreement.
The Board	:	The Board of Directors
The Company	:	Beijing Datang Power Generation Co. Ltd.
Si Mau Asset	:	思茅地區國有資產經營有限責任公司 Si Mau Area State-Owned Asset Operation Company Limited
Li Xian Jiang Company	:	雲南大唐李仙江水電開發有限公司 Yunnan Datang Li Xian Jiang Hydropower Development Company Limited
Na Lan Company	:	雲南大唐那蘭水電有限公司 Yunnan Datang Jin Ping Hydropower Company Limited
Hua Ke Power	:	北京華科電力工程技術有限公司 Beijing Hua Ke Power Engineering Technology Company Limited
Jin Ping Power	:	金平電力有限責任總公司 Jin Ping Power Company Limited
Ma Lu Tang Power	:	文山馬鹿塘發電有限責任公司 Wen Shan Ma Lu Tang Power Generation Company Limited
The Li Xian Jiang Joint Venture Agreement	:	The agreement dated 18 October 2002 between the Company and Si Mau Asset in respect of the establishment of Li Xian Jiang Company.
The Na Lan Joint Venture Agreement	:	The agreement dated 18 October 2002 between the Company, Jin Ping Power and Hua Ke Power in respect of the establishment of Na Lan Company.
The Ma Lu Tang Agreement	:	The agreement dated 17 October 2002 between the Company, the State Power Company Kunming Investigation Design and Research Union; Yunnan Wen Shan Power Company Limited, Wen Shan Pan Long He Hydropower Development Company Limited, Yunnan Wen Shan Power Industry Company; Jiang He Rural Electric Development Company; Wen Shan Water Resource & Hydropower Project Company and Wen Shan Zhou Water *Resource Power Factory.*
The Three Power Stations	:	Ya Yang Shan Hydropower Station, Long Ma Hydropower Station, Ju Pu Du Hydropower Station.
The Li Xian Jiang Hydropower Project	:	The planning, constructing and operation of the Three Hydropower Stations.
The Listing Rules	:	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Ltd.

Note: For the purpose of this announcement, all amounts in RMB were translated into HK$ at an exchange rate of RMB 1.06: HK$1.00.

By Order of the Board
Beijing Datang Power Generation Co. Ltd.
Yang Hongming
Company Secretary

Beijing, 21 October 2002



北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION COMPANY LIMITED

(A Sino-foreign Joint Stock Limited Company incorporated in the People's Republic of China)

ANNOUNCEMENT OF 2002 ANNUAL RESULTS

◆ Operating and Financial Highlights ◆

- On-grid power generation amounted to 30,119,062MWh, representing an increase of 22.48% over 2001
- Consolidated operating revenue amounted to approximately Rmb8,017,912,000, representing an increase of 22.40% over 2001
- Consolidated net profit amounted to approximately Rmb1,404,612,000, representing a decrease of 2.33% compared to 2001
- Earnings per share amounted to Rmb0.272, representing a decrease of Rmb0.006 per share compared to 2001

I. COMPANY RESULTS

The Board of Directors of Beijing Datang Power Generation Company Limited (the "Company") hereby announces the audited operating results of the Company and its subsidiaries prepared in conformity with the International Financial Reporting Standards for the year ended 31st December 2002 (the "Year"), together with the operating results of the corresponding period in 2001 (the "Previous Year") for comparison. Such operating results have been reviewed and confirmed by the Company's Audit Committee.

Consolidated operating revenue of the Company and its subsidiaries for the Year was approximately Rmb8,017,912,000, representing a 22.40% growth compared to the Previous Year. Consolidated net profit (before the impact of interest swap) rose approximately 4.4%, if added the impact of interest swap, consolidated net profit amounted to approximately Rmb1,404,612,000, representing a decrease of 2.33% compared to the Previous Year. Earnings per share amounted to Rmb0.272, representing a decrease of Rmb0.006 per share as compared to the Previous Year.

In view of the operating results, the Board of Directors has recommended a dividend of Rmb0.12 per share for the Year.

Please refer to the audited consolidated income statement set out below for details of the operating results.

CONSOLIDATED INCOME STATEMENT
For the year ended 31st December 2002

	Note	2002 *Rmb'000*	2001 *Rmb'000*
Operating revenue	2	8,017,912	6,550,620
Operating costs			
Local government surcharges		(102,012)	(86,749)
Fuel		(2,556,173)	(1,954,115)
Repair and maintenance		(278,085)	(220,468)
Depreciation		(1,382,613)	(1,071,866)
Wages and staff welfare		(440,772)	(364,163)
Others		(820,699)	(755,544)
Total operating costs		(5,580,354)	(4,452,905)
Operating profit		2,437,558	2,097,715
Share of profit of associates		5,499	3,913
Interest income		89,314	144,507
Finance costs	3	(522,145)	(99,974)
Profit before taxation		2,010,226	2,146,161
Taxation	4	(672,156)	(714,492)
Profit after taxation		1,338,070	1,431,669
Minority interests		66,542	6,391
Net profit		1,404,612	1,438,060
Proposed dividends	5	619,542	877,684
Earnings per share-basic (Rmb)	6	0.272	0.278
Proposed dividend per share (Rmb)	5	0.12	0.17

Notes:

1. Basis of presentation

The accompanying consolidated income statement is prepared in accordance with International Financial Reporting Standards. The principal accounting policies adopted for the preparation of the consolidated financial statements for the Year are consistent with those adopted for the preparation of the financial statements for the Previous Year.

2. Operating revenue

Operating revenue represents amount of tariffs billed for power generated and transmitted to North China Power Group Company ("NCPGC"), the majority shareholder. Tariff revenues are billed and recognised upon billing and transmission of power to the power grid controlled and owned by NCPGC.

3. Finance costs

	2002 *Rmb'000*	2001 *Rmb'000*
Interest expenses	282,478	99,420
Exchange (gain)/loss, net	(557)	554
Fair value loss on interest rate swap *(note a)*	240,224	—
	522,145	99,974

(a) *To hedge against its interest rate risk in long-term loans in the long run, Inner* Mongolia Datang Tuoketuo Power Generation Company Limited ("Datang Tuoketuo Power"), a subsidiary of the Company, has entered into an interest rate swap which is carried at fair value. However, the swap do not meet the requirements of the hedge accounting under International Accounting Standard 39. The change of its fair value is charged to income statement.

4. Taxation

Enterprise income tax is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes. The applicable PRC enterprise income tax rate for the Company and its subsidiaries is 33%.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

5. Profit appropriation

Dividends

On 3rd March 2003, the Board of Directors proposed dividends of Rmb0.12 per share, totaling approximately Rmb619,542,000 for the Year. The proposed dividends distribution is subject to the shareholders' approval in the general meeting.

On 5th March 2002, the Board of Directors proposed dividends of Rmb0.17 per share, totaling approximately Rmb877,684,000 for the Previous Year. The proposed dividends distribution was approved by the shareholders in the general meeting dated 23rd April 2002.

Surplus reserve and statutory public welfare fund

In accordance with the relevant laws and regulations of the PRC and the articles of association, the Company and its subsidiaries are required to appropriate 10% of its net profit determined based on the financial statements prepared in accordance with the PRC accounting standards and regulations to each of the statutory surplus reserve and statutory public welfare fund. Approximately Rmb156,541,000 (2001 — Rmb142,845,000) and Rmb156,541,000 (2001 — Rmb142,845,000) have been appropriated to statutory surplus reserve and statutory public welfare fund respectively for the Year.

The appropriation of profit to the discretionary surplus reserve and its utilisation are made in accordance with the recommendation of the Board of Directors and is subject to shareholders' approval at their general meeting. Appropriation of profit of approximately Rmb509,077,000 (2001 — Rmb258,331,000) to the discretionary surplus reserve for the Year is subject to shareholders' approval at the general meeting.

6. Earnings per share

The calculation of basic earnings per share for the Year was based on the consolidated net profit of approximately Rmb1,404,612,000 (2001 — Rmb1,438,060,000) and on the number of 5,162,849,000 shares in issue during the Year. [illegible] No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding for the Year.

II. MANAGEMENT DISCUSSION AND ANALYSIS

China achieved national GDP growth of 8% during the Year. The Beijing-Tianjin-Hebei ("BTH") area, the major area served by the Company, continued to outgrow the national average with a 10.28% GDP growth.

Driven by domestic economic growth, the nation's power generation posted a strong growth of 11.7% over the Previous Year. During the Year, power generation by the Company and its subsidiaries grew by 21.9% over the Previous Year, and operating revenues grew by 22.40% over the Previous Year. Projects of the Company and its subsidiaries with total capacity of 3,050MW were commenced during the Year, laying firm foundations for the Company's continuous development.

1. Operating Conditions

As at 31st December 2002, the Company and its subsidiaries owned units in commercial operation of an installed capacity (managed capacity) of 6,170MW. Total power generation of the Company and its subsidiaries for the Year amounted to 32,277,932MWh, representing an 21.9% growth over the Previous Year. A total of 30,119,062MWh of on-grid power was generated, representing a growth of 22.48% over the Previous Year. The increase in power generation and on-grid power generation was mainly attributable to (1) the continuous upsurge of power demand in the Beijing-Tianjin-Tangshan ("BTT") Area, which grew by 10.74% for the Year; (2) the expansion of the Company's power generation capacity. During the Year, the two 600MW units at Tianjin Datang Panshan Power Generation Company Limited ("Tianjin Datang Panshan") commenced commercial operation, increasing the installed capacity managed by the Company and its subsidiaries by 1,200MW over the Previous Year; and (3) safe and stable operation of existing units with high operating levels reflected by an equivalent availability factor of 94.12%.

2. Operational Management

The Company and its subsidiaries recognised consolidated operating revenues of approximately Rmb8,017,912,000 during the Year, representing an increase of 22.40% over the Previous Year. Consolidated net profit amounted to approximately Rmb1,404,612,000.

During the Year, the Company and its subsidiaries continued to exercise stringent cost-control measures. The system of accountability for financial targets were implemented conscientiously. Expenses in various areas were effectively controlled. Measures to reduce energy consumption were upheld despite adverse conditions resulting from the continuous rise in fuel prices. Coal consumption rate for power generation was reduced by 2.03g/kWh when compared with that of the Previous Year. Auxiliary power consumption rate dropped 0.41% as compared to the Previous Year. As a result, the rise in unit fuel cost was effectively controlled and was only increased by Rmb4.79/MWh when compared to the Previous Year.

Moreover, the Company and its subsidiaries' stringent, effective engineering quality management programme resulted in excellent operating conditions of Units 1-2 of Tianjin Datang Panshan since they have commenced operation and ensured safe and stable power generation. In addition, the rigorous implementation of tender systems and construction cost management resulted in substantial reductions in construction costs, enabling the units to achieve profits in the first year of operation.

3. Business Expansion

The construction projects of the Company and its subsidiaries progressed smoothly during the Year. Two 600MW units (1,200MW in total) at Tianjin Datang Panshan, a subsidiary of the Company, commenced commercial operation and construction of five other projects started during the Year. Breakthroughs were achieved in preliminary project works, ensuring continued growth in the production capacity of the Company and its subsidiaries:

(1) Two 600MW units (1,200MW in total) at Tianjin Datang Panshan commenced commercial operation, increasing the installed capacity under the Company and its subsidiaries' management by 1,200MW and bringing a total installed capacity of 6,170MW. The commercial operation of these two 600MW units played an important role in ensuring sufficient power supply to the BTT power grid (which covered Beijing, the nation's capital) in the peak summer season, while securing continued growth in the power generation of the Company and its subsidiaries.

(2) The construction of two 600MW units at Datang Tuoketuo Power Phase I project progressed smoothly. Unit 1 has completed stand-alone trial operation in stages, while Unit 2 has completed the supply of power to in-house systems. The two units are expected to commence on-grid power generation in 2003.

(3) The following projects developed and constructed by entities controlled by the Company have commenced work during the Year, with a total capacity of 3,050MW to be put in place:

- The two 600MW units at Datang Tuoketuo Power Phase II project, with the first unit expected to commence on-grid power generation in 2004.
- The two 500MW units at Shanxi Datang Shentou Power Generation Company Limited, with the first unit expected to commence on-grid power generation in 2004.
- Hebei Datang Tangshan Thermal Power Company Limited, currently undergoing Phase 1 technological upgrade works (1 × 300MW) which is expected to commence on-grid power generation in 2004.
- The two 200MW units at Shanxi Datang Pingwang Thermal Power Company Limited ("Datang Pingwang Thermal Power"), expected to commence on-grid power generation in 2003.
- The development, construction and operation of the Yunnan Nalan Hydropower Project (3 × 50MW hydropower units) by Yunnan Datang Nalan Hydropower Development Company Limited with the first unit expected to commence on-grid power generation in 2005.

(4) Preliminary project works for the following progressed smoothly:

- The feasibility study report for the installation of two 300MW units at Gansu Datang Liancheng Power Generation Company Limited has been approved by the State Planning and Development Commission ("SPDC").
- Project proposal for the Yayangshan Hydropower Project (3 × 33MW) under the Lixianjiang Hydropower Development Project, a project developed, constructed and operated by an entity controlled by the Company, has been approved by Yunnan Provincial Planning and Development Commission.
- The feasibility study report for the installation of two 300MW units at Yunnan Datang Honghe Power Generation Company Limited has been submitted to SPDC for approval.

4. Financial Analysis

(1) *Operating Results*

Consolidated operating revenues of the Company and its subsidiaries amounted to approximately Rmb8,017,912,000 during the Year. Consolidated net profit amounted to Rmb1,404,612,000. Earnings per share amounted to Rmb0.272.

During the Year, the four wholly-owned power plants of the Company (with a total operating capacity of 4,950MW) maintained high profit levels as a result of increased power generation and the implementation of tariff adjustments of Units 5-8 at Zhang Jia Kou Power Plant. Units 1 and 2 of Tianjin Datang Panshan, which commenced operation during the Year, maintained satisfactory operating conditions and succeeded in attaining profit in their first year of operation. Because of rising coal prices and the increase in depreciation and related interest expenses of the new units of the Company and its subsidiaries, the Company's unit cost for power generation recorded a year-on-year increase of Rmb5.58/MWh. But as a result of effective cost control measures, consolidated net profit (before the impact of interest swap) of the Company and its subsidiaries rose approximately 4.4%. If added the impact on interest rate difference and change in fair value of interest rate swap contract of Datang Tuoketuo Power, a subsidiary of the Company, a 2.33% slight drop in consolidated net profit of the Company and its subsidiaries compared to the Previous year was resulted.

(2) *Financial Position*

As at 31st December 2002, total assets of the Company and its subsidiaries amounted to approximately Rmb26,819,688,000, representing an increase of approximately Rmb3,629,645,000 over the Previous Year. Total liabilities amounted to approximately Rmb11,533,175,000, representing an increase of approximately Rmb2,725,373,000 over the Previous Year. Minority interests amounted to approximately Rmb907,234,000, representing an increase of approximately Rmb377,344,000 over the Previous Year. Shareholders' equity amounted to approximately Rmb14,379,279,000, representing an increase of approximately Rmb526,928,000 over the Previous Year. The increase in total assets mainly reflected the implementation of the Company and its subsidiaries' expansion strategy and their increased investments in projects under construction.

(3) *Liquidity*

As at 31st December 2002, the Company and its subsidiaries' asset-to-liability ratio (i.e. the ratio between total liabilities and total assets, excluding minority interests) was 43.00%. The net debt-to-equity ratio [i.e. (total debt − cash and cash equivalents − bank deposits − quoted securities)/shareholders' equity] was 33.07%.

(i) *Cash and bank deposits*

As at 31st December 2002, the Company and its subsidiaries had total cash and cash equivalents and bank deposits with a term of over 3 months amounting to approximately Rmb4,226,614,000, among which the equivalent of approximately Rmb2,089,296,000 was held as deposits in foreign currencies. The Company and its subsidiaries had no trust deposits or overdue fixed deposits during the Year.

(ii) *Borrowings*

As at 31st December 2002, the Company and its subsidiaries had short-term loans of approximately Rmb316,000,000 at annual interest rates ranging from 3.99% to 5.85%. Long-term loans (excluding those repayable within 1 year) amounted to approximately Rmb8,125,089,000 and long-term loans repayable within 1 year amounted to approximately Rmb540,953,000 at annual interest rates ranging from 2.88% to 6.21%, including USD loans equivalent to approximately Rmb2,211,982,000.

As at 31st December 2002, the Company provided guarantee for loan facilities of approximately Rmb3,389,000,000 granted to its subsidiaries.

5. Outlook for 2003

It is estimated that China will continue to achieve steady economic growth in 2003, which is favorable to the development of the power industry. Meanwhile, the restructuring of China's power industry has also entered into the stage of effective implementation, signaling a new era for industry players as well as providing a positive backdrop for the Company's expansion. In view of these developments, the Company shall continue to leverage on its strengths, capitalising on opportunities that present themselves to constantly explore and expand its operations at home and abroad. However, the Company's operations are also facing quite a number of challenges, including pressure of surging costs as fuel prices, water charges and raw material costs are generally on the rise. Afterall, the formation of five power generation groups, now the basic framework underlying the market-oriented transformation of the power industry, has laid the foundation for the Company's nationwide development. The Company is confident that with its strengths it will capitalise on every opportunity and meet every challenge to fulfill its targets for 2003, so as to achieve improved economic efficiency and to protect and enhance shareholder value.

The Company's work for 2003 will focus on the following aspects:

(1) Actively pursue business expansion and implement preliminary project works to identify as well as create development opportunities;

(2) Actively investigate different financing channels that would help lower the Company's capital costs and rationalise its capital structure, to prepare ahead for fund requirements arising from the Company's expected rapid expansion;

(3) Endeavour on project construction work to ensure Units 1-2 of Datang Tuoketuo Power Phase I (2 × 600MW) and Units 1-2 of Datang Pingwang Thermal Power (2 × 200MW) commence operation in 2003;

(4) Improve the safety standards of all of the generating units by facilitating maintenance programmes, improving quality of repairs, enhancing operation of equipment and eliminating defects and hazards that might affect the safe and stable operation of the units; and

(5) Explore new sources for revenues and opportunities for cost savings and achieve revenue growth by increasing power generation, obtaining higher tariffs and optimising on-grid power structures.

III. SHARE CAPITAL AND DIVIDENDS

(1) Share Capital

No new shares were issued by the Company during the Year. As at 31st December 2002, the total share capital of the Company was Rmb5,162,849,000, divided into 5,162,849,000 shares of Rmb1.00 each.

(2) Substantial Shareholders

As at 31st December 2002, substantial shareholders holding more than 10% of the shares of the Company were as follows:

Name of shareholder	Class of shares	Number of shares	Percentage of share capital (%)
North China Power Group Company	Domestic Shares	1,828,768,200	35.43
Beijing International Power Development and Investment Company	Domestic Shares	671,792,400	13.01
Hebei Construction Investment Company	Domestic Shares	671,792,400	13.01
Tianjin Jinneng Investment Company	Domestic Shares	559,827,000	10.84

(3) Dividends

The Board of Directors has declared dividends for the Year of Rmb0.12 per share. Dividends to be distributed to domestic shareholders will be declared and paid in Rmb, while those to be distributed to foreign shareholders will be declared in Rmb but paid in Hong Kong Dollar. Hong Kong Dollar exchange rate for the purpose of dividends payment shall be based on the average of the closing rates of the Hong Kong Dollar/Rmb exchange rates quoted by the People's Bank of China on each business day within the week immediately prior to payment. The dividends will be distributed on 30th June 2003.

(4) Shareholdings of Directors and Supervisors

During the year, none of the directors, supervisors or their spouses and children under 18 years of age held or effectively owned any share or debt equity of the Company or any of its associated corporations (as defined in Securities (Disclosure of Interests) Ordinance), nor were they granted any rights to subscribe for or acquire any share or debt equity of the Company or any of its associated corporations.

IV. OTHER MATTERS

Employees' Medical Insurance

Local governments at where the Company and its subsidiaries are situated have promulgated implementation rules on staff medical insurance. In accordance with such staff medical insurance implementation rules, the Company and its subsidiaries are required to pay on behalf of employees basic medical insurance fees, mutual medical fund and supplementary corporate medical insurance calculated as certain percentages of employees' wages. The specific schedule for the Company and its subsidiaries' participation in such insurance plans shall be determined by the local governments. Pursuant to arrangements of local governments, the Company and its major subsidiaries had either been notified that they were not required to join any medical insurance plans for the time being or had not received any notice to join such plans as at the end of the Year.

The Company and its subsidiaries anticipate that observing such medical insurance rules shall not have any significant impact on the Company and its subsidiaries.

V. PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Year, the Company has not purchased, sold or redeemed any of its listed securities.

VI. CODE OF BEST PRACTICE

During the Year, the Company has complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

By Order of the Board
Zhai Ruoyu
Chairman

Beijing, the People's Republic of China, 3rd March 2003

The 2002 annual report of the Company containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on The Stock Exchange of Hong Kong Limited's website in due course.



北京大唐发电股份有限公司

BEIJING DATANG POWER GENERATION COMPANY LIMITED

(A Sino-foreign Joint Stock Limited Company incorporated in the People's Republic of China)

Notice of Extraordinary General Meeting

Pursuant to the Articles of Association and resolutions of the Board of Directors of Beijing Datang Power Generation Company Limited (the "Company"), the Extraordinary General Meeting of the Company will be held at the Company's Conference Room at 8/F, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the PRC at 9:00 a.m. on Tuesday, 22nd April 2003 for the purposes of considering and if found fit, passing the following special resolution:

Special Resolution:

To consider and approve the amendments to the articles of association of the Company.

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the People's Republic of China, 3rd March 2003

Notes:

1. Holders of the Company's H shares should note that, pursuant to Article 37 of the Articles of Association of the Company, no transfer of H shares will be registered from 24th March 2003 to 22nd April 2003, both days inclusive. Shareholders of H shares whose names are registered in the register of members on 24th March 2003 are entitled to attend and vote at the Extraordinary General Meeting.
2. Any shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.
3. If more than one proxy are appointed to attend the meeting, the voting rights can only be exercised by way of poll.
4. If the form of proxy of a shareholder is signed by any person other than the shareholder, the power of attorney or other authority should be notarially certified. To be valid, notarially certified copy of the power of attorney or other authority, together with the form of proxy, must be deposited at the Company at 9th Floor, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China, not less than 24 hours before the holding of the Extraordinary General Meeting.
5. Shareholders who intend to attend the Extraordinary General Meeting are required to send the Notice of Attendance to the registered address of the Company by hand, post, cable or fax on or before 1st April, 2003. Completion and return of the Notice of Attendance will not affect the right of shareholders to attend the General Meeting.
6. The Extraordinary General Meeting is expected to last for half day and the travel and accommodation expenses will be borne by such shareholder or proxy attending the meeting.

Registered Address of the Company:

No. 482, Guanganmennei Avenue,

Xuanwu District, Beijing,

People's Republic of China

Tel: (8610) 8358 1905 Fax: (8610) 8358 1907 Postcode: 100053

BEIJING DATANG POWER GENERATION COMPANY LIMITED

(A Sino-foreign Joint Stock Limited Company incorporated in the People's Republic of China)

Notice of Attendance for Extraordinary General Meeting

Name of Shareholder *(Note 1)*____________________

Number of shares held *(Note 2)*__________ Domestic Shares/__________ H Shares

I/We intend to attend, or appoint a proxy (proxies) to attend the Extraordinary General Meeting of the Company to be held at the Company's Conference Room at 8/F, No. 482 Guanganmennei Avenue, Xuanwu District, the PRC at 9:00 a.m. on Tuesday, 22nd April 2003.

Notes:

1. Name(s) registered in the register of members to be inserted in block letters.
2. Please insert the number of shares registered under your name(s).
3. This notice, when duly completed and signed, is required to be delivered to the registered address of the Company by hand, post, cable or fax on or before 1st April 2003. (Fax: (8610) 83581907)

Signature(s):__________ Date:__________ 2003



北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION COMPANY LIMITED

(A Sino-foreign Joint Stock Limited Company incorporated in the People's Republic of China)

Restructuring of the power generation industry in the PRC and proposed change of controlling shareholder

The Company wishes to inform the shareholders of the Company and the public of recent developments relating to the restructuring of the power generation industry in the PRC, pursuant to which the controlling shareholder of the Company will be changed.

The board of directors of Beijing Datang Power Generation Company Limited (the "Company") wishes to make this announcement to inform the shareholders of the Company and the public of recent developments relating to the restructuring of the power generation industry in the People's Republic of China which will involve a change in the controlling shareholder of the Company (the "Restructuring").

In accordance with Document Guo Han [2003] No. 16 issued by the State Council on 2 February 2003 entitled "Approval from the State Council on issues concerning the establishment of China Datang Corporation", China Datang Corporation (an entity which will be wholly-owned and managed by the State) will hold 1,828,768,200 domestic shares in the Company in place of the existing controlling shareholder of the Company, North China Power Group Company (an entity wholly-owned by the State and managed by the State Grid Corporation), accounting for approximately 35.43% of the total number of shares of the Company. At this stage, China Datang Corporation has not completed its registration at the State Administration for Industry and Commerce (the "Registration"). Before China Datang Corporation has completed the Registration, the relevant party will seek a ruling from The Securities and Futures Commission that the Restructuring will not result in China Datang Corporation incurring any general offer obligation to acquire all the issued shares of the Company.

As the Restructuring has not been completed, the Company cannot estimate the impact of the Restructuring on the Company at this stage. Currently, China Datang Corporation is applying for the Registration. A further announcement will be made to disclose further details relating to the Restructuring and its impact on the Company after China Datang Corporation has completed the Registration.

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the People's Republic of China, 6 March 2003

The directors of Beijing Datang Power Generation Company Limited jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement misleading.



北京大唐发电股份有限公司

BEIJING DATANG POWER GENERATION COMPANY LIMITED

(A Sino-foreign Joint Stock Limited Company incorporated in the People's Republic of China)

CLARIFICATION ANNOUNCEMENT

The board of directors of Beijing Datang Power Generation Company Limited (the "Company") refers to the Company's announcement of 2002 annual results dated 3 March 2003 (the "Announcement") and wishes to clarify a clerical error which appeared in the Announcement.

The board of directors of the Company (the "Board") refers to the Company's announcement of 2002 annual results dated 3 March 2003 and wishes to clarify a clerical error which appeared in the Announcement.

The Board hereby clarifies that the second paragraph under the section entitled "Surplus reserve and statutory public welfare fund" under Note 5 "Profit appropriation" to the Consolidated Income Statement contained in the Announcement should be "The Board recommends no appropriation of profit to the discretionary surplus reserve for the Year. Such recommendation is subject to shareholders' approval at the general meeting." instead of "The appropriation of profit to the discretionary surplus reserve and its utilisation are made in accordance with the recommendation of the Board of Directors and is subject to shareholders' approval at the general meeting. Appropriation of profit of approximately Rmb509,077,000 (2001 — Rmb258,331,000) to the discretionary surplus reserve for the Year is subject to shareholders' approval at the general meeting.".

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the People's Republic of China, 19 March 2003



北京大唐发电股份有限公司

BEIJING DATANG POWER GENERATION COMPANY LIMITED

(A Sino-foreign Joint Stock Limited Company incorporated in the People's Republic of China)

ANNOUNCEMENT

The Company announces that the extraordinary general meeting of the Company has been postponed to the date of the annual general meeting of the Company.

Reference is made to the notice of the extraordinary general meeting ("EGM") of Beijing Datang Power Generation Company Limited (the "Company") dated 3 March 2003. The board of directors of the Company hereby announce that the EGM originally scheduled to be held on 22 April 2003 to consider and approve the amendments to the articles of association of the Company, has been postponed to the date of the annual general meeting of the Company for the year 2002 ("AGM") where such amendments to the articles of association of the Company will be considered, and if thought fit, approved at the AGM. The date of the AGM will further be announced by the Company.

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the People's Republic of China, 22 April 2003



北京大唐发电股份有限公司

BEIJING DATANG POWER GENERATION COMPANY LIMITED

(A Sino-foreign Joint Stock Limited Company incorporated in the People's Republic of China)

Restructuring of the power generation industry in the PRC

On 23 April 2003, the Company was notified that on 9 April 2003, CDT has completed its registration at the State Administration for Industry and Commerce of the PRC and approximately 35.43% shareholding in the Company originally held by NCPGC was transferred to CDT by way of administrative allocation. After the Transfer, CDT has replaced NCPGC to become the single largest shareholder of the Company. As CDT is wholly-owned by the PRC State (as is NCPGC), there is no change in the ultimate beneficial ownership of the approximately 35.43% shareholding interest in the Company as a result of the Transfer. There is no change in the Company's Directors, supervisors or its business as a result of the Transfer. The Company will continue to be principally engaged in the power generating business.

The Securities and Futures Commission confirmed to the Company on 19 March 2003 that an obligation on CDT to make a general offer for the shares in the Company under Rule 26.1 of the Code on Takeovers and Mergers as a result of the Transfer is waived pursuant to Note 6(a) to such rule.

CDT is one of the five state-owned national power generation enterprises newly established by the PRC State. CDT confirmed that the Company is the biggest and most important enterprise of CDT and CDT, being the controlling shareholder of the Company, will support the future development of the Company. CDT has agreed and undertaken to the Company that, for so long as CDT remains the controlling shareholder of the Company: (a) subject to the operation of market principles and on normal commercial terms, the Company shall, at its option, have a preferential right to develop and acquire power projects in the areas in which CDT has operations; and (b) CDT will not compete with the Company in relation to acquisition and development of power projects.

As CDT is the controlling shareholder of the Company, CDT and its associates are connected persons of the Company. The Company does not currently have any intention of entering into any transaction or arrangement with CDT and/or its associates. If the Company subsequently enters into any transaction or arrangement with CDT and/or its associates, the Company will comply with the rules governing connected transactions in Chapter 14 of the Listing Rules and/or (if applicable) apply to The Stock Exchange of Hong Kong Limited for waiver(s) from strict compliance with such rules.

Further to the announcement dated 6 March 2003 in relation to the restructuring of the power generation industry in the PRC, the board of Directors wishes to make this announcement to inform the Shareholders and the public of recent developments relating to the restructuring of the power generation industry in the PRC which involves a change in the controlling shareholder of the Company.

BACKGROUND

The State Council is currently implementing a restructuring of the power generation industry in the PRC for the purposes of breaking monopolies, introducing competition, increasing effectiveness and lowering costs. As part of the Restructuring, the Company has been assigned under the control of CDT i.e. all the issued share capital of the Company originally held by NCPGC has been transferred to CDT.

THE TRANSFER

On 23 April 2003, the Company was notified that on 9 April 2003, CDT has completed its registration at the State Administration for Industry and Commerce of the PRC and approximately 35.43% shareholding in the Company originally held by NCPGC was transferred to CDT by way of administrative allocation. After the Transfer, CDT has replaced NCPGC to become the single largest shareholder of the Company.

The shareholding structures of the Company immediately before and immediately after the Transfer were as follows:

Immediately before the Transfer


PRC State
100%
100%
100%
100%
NCPGC
BIPDIC
HCIC
TJIC
H share Shareholders
35.43%
13.01%
13.01%
10.84%
27.71%
Company

Immediately after the Transfer


PRC State
100%
100%
100%
100%
CDT
BIPDIC
HCIC
TJIC
H share Shareholders
35.43%
13.01%
13.01%
10.84%
27.71%
Company

As CDT is wholly-owned by the PRC State (as is NCPGC), there is no change in the ultimate beneficial ownership of the approximately 35.43% shareholding interest in the Company as a result of the Transfer. There is no change in the Company's Directors, supervisors or its business as a result of the Transfer. The Company will continue to be principally engaged in the power generating business.

The Securities and Futures Commission confirmed to the Company on 19 March 2003 that an obligation on CDT to make a general offer for the shares in the Company under Rule 26.1 of the Code on Takeovers and Mergers as a result of the Transfer is waived pursuant to Note 6(a) to such rule.

CDT

CDT is a wholly PRC State-owned power generation enterprise and is one of the five PRC State-owned national power generation enterprises newly established by the PRC State to manage the electric power generation industry in the PRC. To the knowledge of the Directors, members of the management team of CDT are well experienced in the power generation industry. CDT has a registered capital of RMB12 billion and owns electricity and power generating assets situated at different provinces in the PRC.

POTENTIAL COMPETITION

Upon establishment of CDT, certain electricity and power generating assets of the PRC State were, by way of administrative allocation, transferred to CDT. The business carried on by enterprises controlled and operated by the CDT Group may compete with that of the Company.

The Company has not ascertained any definite plan for asset injection. Should there be a definite plan for asset injection in the future, the Company will ensure that any further disclosure or approval requirements under the Listing Rules will be complied with.

SUPPORT FROM CDT

CDT confirmed that the Company is the biggest and most important enterprise of CDT and CDT, being the controlling shareholder of the Company, will support the future development of the Company. CDT has agreed and undertaken to the Company that, for so long as CDT remains the controlling shareholder of the Company:

(a) subject to the operation of market principles and on normal commercial terms, the Company shall, at its option, have a preferential right to develop and acquire power projects in the areas in which CDT has operations; and

(b) CDT will not compete with the Company in relation to acquisition and development of power projects.

CONNECTED TRANSACTIONS

As CDT is the controlling shareholder of the Company, CDT and its associates are connected persons of the Company. The Company does not currently have any intention of entering into any transaction or arrangement with CDT and/or its associates. If the Company subsequently enters into any transaction or arrangement with CDT and/or its associates, the Company will comply with the rules governing connected transactions in Chapter 14 of the Listing Rules and/or (if applicable) apply to The Stock Exchange of Hong Kong Limited for waiver(s) from strict compliance with such rules.

RELATIONSHIP WITH NCPGC

On 6 November 1996 and 24 January 1997, NCPGC issued 2 letters of undertaking in favour of the Company, the principal terms of which are disclosed in the prospectus dated 10 March 1997 issued by the Company. As NCPGC, after the Transfer, ceases to have any shareholding interest in the Company, the terms of such undertaking have been terminated accordingly.

As NCPGC is no longer a controlling shareholder of the Company after the Transfer, NCPGC and its associates are thus no longer connected persons of the Company. Accordingly, the transactions between the Company and NCPGC and their respective associates are no longer connected transactions of the Company.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"associate"	has the same meaning as defined under the Listing Rules;
"BIPDIC"	means 北京國際電力開發投資公司 (Beijing International Power Development and Investment Company), a PRC State-owned enterprise established in 1993 and controlled by the Beijing municipal government, which is in turn controlled by the State Council;
"CDT"	means 中國大唐集團公司 (China Datang Corporation), a PRC State-owned enterprise managed by the central government;
"CDT Group"	means CDT and its subsidiaries;
"Company"	means 北京大唐發電股份有限公司 (Beijing Datang Power Generation Company Limited), a Sino-foreign joint stock limited company incorporated in the PRC;
"connected person"	has the same meaning as defined under the Listing Rules;
"Directors"	means the directors, including the independent non-executive directors, of the Company;
"HCIC"	means 河北省建設投資公司 (Hebei Construction Investment Company), a PRC State-owned enterprise established in 1988 and controlled by the Hebei provincial government, which is in turn controlled by the State Council;
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.;
"NCPGC"	means 華北電力集團公司 (North China Power Group Company), a PRC State-owned enterprise established in 1993 and currently managed by the State Power Grid Corporation, which is in turn managed by the central government;
"PRC"	means the People's Republic of China;
"Restructuring"	means the restructuring of the power generation industry in the PRC implemented by the State Council which involves the Transfer;
"Shareholders"	means the shareholders of the Company;
"State Council"	means 中國國務院 (The State Council of the PRC);
"TJIC"	means 天津市津能投資公司 (Tianjin Jinneng Investment Company), a PRC State-owned enterprise established in 1991 and controlled by the Tianjin municipal government, which is in turn controlled by the State Council; and
"Transfer"	means the transfer of NCPGC's approximately 35.43% shareholding in the Company to CDT by way of administrative allocation pursuant to the Restructuring.

By Order of the board of Directors
Yang Hongming
Company Secretary

Beijing, the PRC, 24 April 2003



北京大唐发电股份有限公司

BEIJING DATANG POWER GENERATION COMPANY LIMITED

(A Sino-foreign Joint Stock Limited Company incorporated in the People's Republic of China)

Notice of Annual General Meeting for the Year 2002

Pursuant to the Articles of Association and resolutions of the Board of Directors of Beijing Datang Power Generation Company Limited (the "Company"), the Annual General Meeting of the Company for the year 2002 will be held at the Company's Conference Room at 8/F, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the PRC at 9:00 a.m. on Monday, 30th June 2003 for the purposes of considering and, if found fit, passing the following special resolutions and ordinary resolutions:

Special Resolutions:

1. to consider and approve the amendments to Article 10 of the Articles of Association of the Company. (See Appendix I for detail)
2. to consider and approve the amendments to Article 15 of the Articles of Association of the Company. (See Appendix II for detail)

Ordinary Resolutions:

3. to consider and approve the report of the Board of Directors for the year 2002;
4. to consider and approve the report of the Supervisory Committee for the year 2002;
5. to consider and approve the financial report of the Company for the year 2002;
6. to consider and approve the profit distribution plan of the Company for the year 2002;
7. to consider and approve the investment plans of the Company;
8. to consider and approve the renewal of the mandate to authorise the Board of Directors to determine the issue of new shares of an amount not exceeding 20% of the total share capital of the Company;
9. to consider and approve the proposed re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and Zhang Chen Certified Public Accountants as the Company's domestic auditors and PricewaterhouseCoopers as the international auditors and to authorise the Board of Directors to fix their remuneration; and
10. to consider and approve any proposals put forward by shareholder(s) holding 5% or more of the total number of shares of the Company with voting rights.

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the People's Republic of China, 8th May 2003

Notes:

1. *Holders of the Company's H shares should note that no transfer of H shares will be registered from 1st June 2003 to 30th June 2003, both dates inclusive. Shareholders of H shares whose names are registered in the register of members as at 1st June 2003 are entitled to attend and vote at the Annual General Meeting. In order to qualify for the final dividend, persons holding the Company's H Shares shall lodge transfer documents and the relevant share certificates with the Company's share register and transfer office, Computershare Hong Kong Investor Services Limited at 1901–05, 19/F, Hopewell Centre, 183 Queen's Road East, Hong Kong by 4:00 p.m. on 30th May 2003.*
2. Any shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.
3. If more than one proxy are appointed to attend the meeting, the voting rights can only be exercised by way of poll.
4. If the form of proxy of a shareholder is signed by any person other than the shareholder, the power of attorney or other authority should be notarially certified. To be valid, notarially certified copy of the power of attorney or other authority, together with the form of proxy, must be deposited at the Company at 9th Floor, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China, not less than 24 hours before the holding of the Annual General Meeting.
5. Shareholders who intend to attend the Annual General Meeting are required to send the Notice of Attendance to the registered address of the Company by hand, post, cable or fax on or before 7th June 2003. Completion and return of the Notice of Attendance will not affect the right of shareholders to attend the Annual General Meeting.
6. The Annual General Meeting is expected to last for half a day and the travel and accommodation expenses will be borne by such shareholder or proxy attending the meeting.

Registered Address of the Company:

No. 482, Guanganmennei Avenue,

Xuanwu District, Beijing,

People's Republic of China

Tel: (8610) 8358 1905 Fax: (8610) 8358 1907 Postcode: 100053

Appendix I

Proposed resolution for the following amendments to Article 10 of the Articles of Association of the Company:

1. With an aim of resolving the shortage of centralised thermal power supply in western Beijing, a thermal power supply network is being constructed by the Company's Gao Jing Power Plant. Upon completion of the network, Gao Jing Power Plant will be engaged in selling thermal power to the region. As such, the Company's scope of business will be expanded. Paragraph two of Article 10 of the Articles of Association of the Company is to be amended as:

   "The scope of business of the Company: the construction and operation of power plants, the sale of electricity and thermal power; the maintenance and testing of power equipment, and the provision of electricity-related technical services."

2. The above amendment is subject to any further amendment required by approval to be obtained from relevant government authorities of the State.

Appendix II

Proposed resolution for the following amendments to Article 15 of the Articles of Association of the Company:

1. A third paragraph will be added to the original Article 15 of the Articles of Association of the Company:

   "In accordance with Document Guo Han [2003] No. 16 issued by the State Council entitled "Approval from the State Council on issues concerning the establishment of China Datang Corporation", all shares in the Company held by the Group Company have been allocated to China Datang Corporation. China Datang Corporation holds 1,828,768,200 shares in the Company in place of the Group Company, accounting for 35.43% of the total number of the Company's shares."

2. The above amendment is subject to any further amendment required by approval to be obtained from relevant government authorities of the State. The original third paragraph of Article 15 of the Articles of Association of the Company will become the fourth paragraph.

BEIJING DATANG POWER GENERATION COMPANY LIMITED

(A Sino-foreign Joint Stock Limited Company incorporated in the People's Republic of China)

Notice of Attendance for Annual General Meeting

Name of Shareholder *(Note 1)*________________________________

Number of shares held (Note 2)________________ Domestic Shares/________________ H Shares

I/We intend to attend, or appoint a proxy (proxies) to attend the Annual General Meeting of the Company for the year 2002 to be held at the Company's Conference Room at 8/F, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the PRC at 9:00 a.m. on Monday, 30th June 2003.

Notes:

1. Name(s) registered in the register of members to be inserted in block letters.
2. Please insert the number of shares registered under your name(s).
3. This notice, when duly completed and signed, is required to be delivered to the registered address of the Company by hand, post, cable or fax on or before 7th June 2003 (Fax: (8610) 83581907).

Signature(s):________________ Date:________________ 2003



北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION COMPANY LIMITED

(Incorporated as a Sino-foreign joint stock limited company in the People's Republic of China with limited liability)

Proposal for shareholders' approvals to extend the effective period of the special resolutions passed on 10 May, 2002 in relation to the issue of bonds convertible into new H shares of the Company

The Company held an extraordinary general meeting, a class meeting of the holders of H Shares (as defined below) and a class meeting of the holders of Domestic Shares (as defined below) separately on 10 May, 2002, pursuant to which special resolutions were passed to authorise, among other matters, (a) the Company to issue up to US$300 million in principal amount of bonds convertible into new H Shares (as defined below) on such terms and conditions as the directors of the Company ("Directors") determine (the "Convertible Bonds"); and (b) the Directors to issue such number of new H Shares (as defined below) pursuant to the exercise of the conversion rights (if any) attached to the Convertible Bonds. According to the relevant laws of the PRC, the effective period of such authority granted by the shareholders shall expire twelve months after date of the above mentioned extraordinary general meeting and class meetings on 10 May, 2003.

The relevant procedures in relation to the issue of the Convertible Bonds have not yet been completed. In addition, consideration is also taken in respect of the seriousness of the recent outbreak of "SARS" which has resulted in unfavourable market conditions, the Directors are of the opinion that the market conditions in the recent weeks has not been suitable for the issue of the Convertible Bonds.

For the above reasons, the Company will not be able to complete the necessary preparation work for the issue of the Convertible Bonds before 10 May, 2003. The Company proposes to extend the effective period of the relevant special resolutions in relation to the issue of the Convertible Bonds by the Company, which were passed held on 10 May, 2002, until 29 June, 2004. During the period of extension, the size, terms and conditions and the use of proceeds of the issue of the Convertible Bonds will remain the same as described in a circular to shareholders of the Company dated 25 March, 2002 in respect of the proposed issue of the Convertible Bonds.

Proposed extension of the effective period of the special resolutions passed on 10 May, 2002

The Company held an extraordinary general meeting, a class meeting of the holders of H Shares (as defined below) and a class meeting of the holders of Domestic Shares (as defined below) separately on 10 May, 2002, pursuant to which special resolutions were passed to authorise, among other matters, (a) the Company to issue up to US$300 million in principal amount of bonds convertible into new H Shares (as defined below) on such terms and conditions as the directors of the Company ("Directors") determine (the "Convertible Bonds"); and (b) the Directors to issue such number of new H Shares (as defined below) pursuant to the exercise of the conversion rights (if any) attached to the Convertible Bonds. According to the relevant laws of the PRC, the effective period of such authority granted by the shareholders shall expire twelve months after date of the above mentioned extraordinary general meeting and class meetings on 10 May, 2003. The Company proposes to extend the effective period of the special resolutions passed on 10 May, 2002.

The Convertible Bonds are expected to be offered to professional and institutional investors, and shareholders of the Company will not be entitled to subscribe for the Convertible Bonds solely by virtue of their shareholders in the Company. The Company will make further announcements and will comply with all relevant requirements under the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") if any Convertible Bonds are proposed to be offered to any person who is connected to the Company's Directors, chief executive officer, substantial shareholder and their respective Associates (within the meaning as defined in the Listing Rules) before the issue of the Convertible Bonds.

Resolutions passed on 10 May, 2002

The following resolutions were passed on 10 May, 2002 as special resolutions:

(1) "**THAT** subject to the passing of special resolutions (2) and (3) below and conditional upon:

(a) approvals being granted by the holders of RMB denominated ordinary shares with a nominal value of RMB 1.00 each in the registered capital of the Company which are subscribed for and traded in Hong Kong dollars ("H Shares") by way of special resolutions at a class meeting of the holders of H Shares (the "H Class Meeting") and the holders of RMB denominated ordinary shares with a nominal value of RMB1.00 each in the registered capital of the Company ("Domestic Shares") by way of special resolutions at a class meeting of the holders of Domestic Shares (the "Domestic Class Meeting"); and

(b) such approvals being granted by the relevant PRC regulatory authorities for the issue of the Convertible Bonds (as defined below) and the new H Shares to be issued upon the exercise (if any) from time to time of the conversion rights attached to the Convertible Bonds (as defined below),

the Company may issue up to US$300,000,000 in principal amount of bonds convertible into new H Shares on such terms and conditions as the Directors determine (the "Convertible Bonds") and the Directors be and are hereby authorized to issue the Convertible Bonds, such authority to expire twelve months after the date of this extraordinary general meeting unless otherwise revoked or varied by shareholders at a general meeting or by holders of H Shares or holders of Domestic Shares at their respective class meetings."

(2) "**THAT** subject to the passing of special resolution (1) above and special resolution (3) below, the Company may increase the registered capital of the Company and make appropriate and necessary amendments to the Company's articles of association at any time as the Directors think fit in order to reflect the increase in the registered capital of the Company upon conversion (if any) of the Convertible Bonds, and the Directors be and are hereby authorized to carry out such increase, to make such amendments, to attend to and handle all necessary procedures and registrations regarding the amendments to the registered capital and articles of association of the Company."

(3) "**THAT** subject to the passing of special resolutions (1) and (2) above and conditional upon (a) approvals being granted by the holders of H Shares by way of special resolutions at the H Class Meeting and the holders of Domestic Shares by way of special resolutions at the Domestic Class Meeting; and (b) the issue of Convertible Bonds, the Company may issue and the Directors be and are hereby authorised to issue from time to time and in accordance with the terms and conditions of the Convertible Bonds, such number of new H Shares as may be required to be issued pursuant to the exercise of the conversion rights (if any) attached to the Convertible Bonds."

Reasons for extension

Pursuant to the resolutions passed at the extraordinary general meeting held on 10 May, 2002 as set out above, the Company has been actively carrying out and preparing the necessary work in respect of the issue of the Convertible Bonds. However, the relevant procedures have not yet been completed. In addition, consideration is also taken in respect of the seriousness of the recent outbreak of "SARS" which has resulted in unfavourable market conditions, the Directors are of the opinion that the market conditions in the recent weeks has not been suitable for the issue of the Convertible Bonds.

For the above reasons, the Company will not be able to complete the necessary preparation work for the issue of the Convertible Bonds before 10 May, 2003. However, the Company has already carried out a large amount of preparation work and the Company anticipates that the market condition will improve gradually. In order to satisfy the financing needs of the Company, to protect the interests of the Company and its shareholders and to ensure the successful issue of the Convertible Bonds, the Company proposes to extend the effective period of the relevant special resolutions in relation to the issue of the Convertible Bonds by the Company, which were passed at the extraordinary general meeting, the class meeting of holders of H Shares and the class meeting of the holders of Domestic Shares held on 10 May, 2002, until 29 June, 2004. During the period of extension, the size, terms and conditions and the use of proceeds of the issue of the Convertible Bonds will remain the same as described in a circular to shareholders of the Company in respect of the proposed issue of the Convertible Bonds, which was dated and dispatched to the shareholders of the Company on 25 March, 2002.

Proposed Use of Proceeds

The proposed use of proceeds of the issue of the Convertible Bonds will remain the same as described in the circular dated and dispatched to the shareholders of the Company on 25 March, 2002. The net proceeds are expected to be used to finance the Company's foreign exchange requirements for the following:

(a) funding the purchase of imported equipment for use in power generation plants for an aggregate amount of up to US$220 million; and

(b) any remaining balance will be used for refinancing part of the Company's current foreign exchange borrowings.

Since (i) the purchase of the equipment for the use in power generation plants, which is intended to be funded by the proceeds of the issue of the Convertible Bonds, is only one of the on-going long term development plan of the Company ; and (ii) the Company has other ways of financing, the Directors are of the opinion that the delay in the issue of the Convertible Bonds will not result in any adverse impact on the business and operation of the Company.

Impact on Shareholders

Upon conversion of the Convertible Bonds to be issued, there would be an increase in the number of H Shares held by the public. The exact size of the increase will depend upon the final terms of the Convertible Bonds, including, among other terms, the size of the issue and the conversion price at which the Convertible Bonds will be converted into H Shares. It is currently contemplated that the initial conversion price will be determined with reference to a premium over the average closing price of H Shares for a certain period of trading days immediately prior to the pricing date. The final terms of the Convertible Bonds are expected to be determined only after the completion of a roadshow and "book-building" offering process. For illustrative purposes only, assuming an issue size of US$300 million, full conversion of the Convertible Bonds and that the initial conversion price equals to HK$2.99 (being the average closing price of the H Shares for the last five trading days ending 7 May, 2003), the equity interest of the existing holders of H Shares in the Company will be diluted from the current level of 27.7% to approximately 24.1% of the then enlarged registered capital of the Company. Shareholders' equity interest in the Company will be diluted as a result of the exercise of the conversion rights attached to the Convertible Bonds. Further announcements will be made to shareholders of the Company once the terms and conditions of the Convertible Bonds are determined.

Extraordinary General Meeting, H Class Meeting and Domestic Class Meeting

The Extraordinary General Meeting, H Class Meeting and the Domestic Class Meeting will be convened at 11:00 a.m., 11:30 a.m. and noon respectively on 30 June, 2003 at which special resolutions of the shareholders, holders of H Shares and holders of Domestic Shares will be proposed to approve the extension of the effective period of all special resolutions passed on 10 May, 2002, in relation to the issue of the Convertible Bonds, until 29 June, 2004. Notices of the Extraordinary General Meeting and the H Class Meeting are set out at the end of this announcement.

By order of the Board
Yang Hongming
Executive Director and Company Secretary

9 May, 2003, Beijing

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the Company will be held on 30 June, 2003 at 11:00 a.m. at the conference room of the Company, 8/F, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China (the "PRC") to consider and, if thought fit, to pass the following resolution as special resolution (the "Extraordinary General Meeting"):

"**THAT** the effective period of the special resolutions passed at the extraordinary general meeting held on 10 May, 2002, which authorized, among other matters, (a) the Company to issue up to US$300,000,000 in principal amount of bonds convertible into new RMB denominated ordinary shares with a nominal value of RMB1.00 each in the registered capital of the Company which are subscribed for and traded in Hong Kong dollars ("H Shares") on such terms and conditions as the Directors determine (the "Convertible Bonds"); and (b) the Directors to issue such number of new H Shares pursuant to the exercise of the conversion rights (if any) attached to the Convertible Bonds, be and are hereby extended until 29 June, 2004."

For details of the special resolutions passed at the extraordinary general meeting held on 10 May, 2002, please refer to the South China Morning Post and Hong Kong Economic Journal dated 25 Mach, 2002 or the website of the Hong Kong Stock Exchange Limited at www.hkex.com.hk (Company's stock code: 991).

By order of the Board of Directors
Yang Hongming
Executive Director and Company Secretary

9 May, 2003, Beijing, PRC

Notes:

(A) The Company's shareholders are reminded that pursuant to the articles of association of the Company, the register of shareholders of the Company will be closed from 1 June, 2003 to 30 June, 2003, both days inclusive, during which period no transfer of shares will be registered. The Company's shareholders, whose names appear on the register of shareholders of the Company on 1 June, 2003 are entitled to attend the Extraordinary General Meeting and to vote thereat.

(B) Any holders of the Company's shares entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(C) Where a shareholder of the Company appoints more than one proxy, his proxies may only vote in a poll.

(D) To be valid, the proxy forms for the use of shareholders of the Company and, if such proxy is signed by a person on behalf of the appointor pursuant to a power of attorney or other authority, a notarised copy of that power of attorney or other authority must be delivered to the Company not less than 24 hours before the time scheduled for holding the Extraordinary General Meeting.

(E) Shareholders of the Company who intend to attend the Extraordinary General Meeting are required to return the notices of attendance to the Company on or before 7 June, 2003 (3 weeks before the day of meeting).

(F) Completion and return of the proxy forms and notices of attendance will not affect the right of shareholders of the Company to attend and vote at the Extraordinary General Meeting.

(G) Holders of H Shares shall deliver the proxy forms (and a notarised copy of the power of attorney or other authority if such proxy is signed by a person on behalf of the appointor pursuant to a power of attorney or other authority) and the notices of attendance to *the Company's Registrar, Computershare Hong Kong Investor Services Limited at Room 1901-5, Hopewell Center, 183 Queen's* Road East, Wanchai, Hong Kong.

(H) Holders of RMB denominated ordinary shares of RMB1.00 each in the registered capital of the Company ("Domestic Shares") shall deliver the proxy forms (and a notarised copy of the power of attorney or other authority if such proxy is signed by a person on behalf of the appointor pursuant to a power of attorney or other authority) and the notices of attendance to the office of the Company at its registered address. Details of the Company's registered address are as follows:

No. 482 Guanganmennei Avenue
Xuanwu District
Beijing
People's Republic of China
Tel: (8610) 8358 1905
Fax: (8610) 8358 1907
Post Code: 100053

(I) The Extraordinary General Meeting is expected to last for half an hour. Shareholders of the Company and their respective proxies attending the Extraordinary General Meeting shall be responsible for their own transportation and accommodation expenses.

NOTICE OF H CLASS MEETING

NOTICE IS HEREBY GIVEN that a class meeting of the holders of RMB denominated ordinary shares of RMB1.00 each in the registered capital of the Company which are subscribed for and traded in Hong Kong dollars ("H Shares") will be held on 30 June, 2003 at 11:30 a.m. (or as soon thereafter as the extraordinary general meeting of the Company convened on the same day and at the same place shall have been concluded or adjourned), at the conference room of the Company, 8/F, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China (the "PRC") to consider and, if thought fit, to pass the following resolution as special resolution (the "H Class Meeting"):

"**THAT** the effective period of the special resolutions passed at the class meeting of the holders of H Shares held on 10 May, 2002, which authorized, among other matters, (a) the Company to issue up to US$300,000,000 in principal amount of bonds convertible into *new H Shares on such terms and conditions as the Directors determine (the "Convertible Bonds"); and (b) the Directors to issue such* number of new H Shares pursuant to the exercise of the conversion rights (if any) attached to the Convertible Bonds, be and are hereby extended until 29 June, 2004."

For details of the special resolutions passed at the class meeting of the holders of H Shares held on 10 May, 2002, please refer to the South China Morning Post and Hong Kong Economic Journal dated 25 Mach, 2002 or the website of the Hong Kong Stock Exchange Limited at www.hkex.com.hk (Company's stock code: 991).

By order of the Board of Directors
Yang Hongming
Executive Director and Company Secretary

9 May, 2003, Beijing, PRC

Notes:

(A) Holders of H Shares are reminded that pursuant to the articles of association of the Company, the register of shareholders of the Company will be closed from 1 June, 2003 to 30 June, 2003, both days inclusive, during which period no transfer of shares will be registered. Holders of the H Shares, whose names appear on the register of shareholders of the Company on 1 June, 2003 are entitled to attend the H Class Meeting and to vote thereat.

(B) Any holders of H Shares entitled to attend and vote at the H Class Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(C) Where a holder of *H Shares* appoints more than one proxy, *his* proxies may only vote in a *poll*.

(D) To be valid, the proxy forms for the use of holders of H Shares and, if such proxy is signed by a person on behalf of the appointor pursuant to a power of attorney or other authority, a notarised copy of that power of attorney or other authority must be delivered to the Company's H Share Registrar, Computershare Hong Kong Investor Services Limited at Room 1901-5, Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong not less than 24 hours before the time scheduled for holding the H Class Meeting.

(E) Holders of H Shares who intend to attend the H Class Meeting are required to return the notices of attendance to the Company's H Share Registrar, Computershare Hong Kong Investor Services Limited at Room 1901-5, Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong on or before 7 June, 2003 (3 weeks before the day of meeting).

(F) Completion and return of the proxy forms and notices of attendance will not affect the right of holders of H Shares to attend and vote at the H Class Meeting.

(G) The H Class Meeting is expected to last for half an hour. Holders of H Shares and their proxies attending the H Class Meeting shall be responsible for their own transportation and accommodation expenses.